Exhibit 99.1

RISE Education Receives Nasdaq Notification Regarding Minimum Bid Price Compliance

BEIJING, April 6, 2022 –RISE Education Cayman Ltd (“RISE” or the “Company”) (Nasdaq: REDU) today announced that it has received a letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that its continued non-compliance with Nasdaq Listing Rule 5450(a)(1), which requires maintenance of a minimum closing bid price of US$1.00 per share, could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company was previously granted a 180-day grace period to regain compliance with the minimum bid price requirement on September 27, 2021, which expired on March 28, 2022. The Company plans to provide an update to both the Staff and the Nasdaq Hearings Panel (the “Panel”) regarding its efforts to evidence compliance with all applicable criteria for initial listing upon its business combination with Dada Auto Inc. (“NaaS”), including the higher threshold, US$4.00 minimum closing bid price requirement, within the time period granted by the Staff.

Following the Company’s hearing before the Panel, at which the Company presented its plan to acquire an operating business and evidence compliance with the initial listing criteria applicable to the combined entity concurrent therewith, on March 9, 2022, the Panel granted the Company’s request for continued listing through at least June 30, 2022, subject to the Company’s satisfaction of certain conditions, including: completion of the previously announced proposed business combination with NaaS, a leading operation and technology provider serving China’s electric vehicle charging market; the combined entity’s compliance with all requirements for initial listing on for The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5505; as well as the timely satisfaction of other interim milestones relating to the receipt of shareholder approval for the business combination and completion of the financial audits of both the Company and NaaS.

On April 4, 2022, the Company announced that it plans to hold an extraordinary general meeting of shareholders on Friday, April 29, 2022 at 10:00 a.m. (China Standard Time), for the purposes of considering and, if thought fit, approving the transactions contemplated in the Agreement and Plan of Merger by and between the Company and NaaS, dated February 8, 2022, pursuant to which the shareholders of NaaS will exchange all of the issued and outstanding share capital of NaaS for newly issued shares of the Company in a transaction exempt from the registration requirements under the Securities Act of 1933.

The Company and NaaS are diligently working to ensure the combined entity’s compliance with all applicable initial listing criteria upon consummation of the proposed transaction, which efforts will likely include changing the ratio of the Company’s American Depositary Shares to Ordinary Shares to ensure the combined entity’s compliance with the $4.00 minimum closing bid price requirement for initial listing on The Nasdaq Capital Market.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:
Investor Relations
RISE Education
Email: riseir@rdchina.net
Tel: +86 (10) 8559-9000